mCloud

Investor Presentation

JUNE 2020

Units will be offered by way of a prospectus supplement in each of the provinces of Canada. A prospectus supplement containing important information relating to the Units has not yet been filed with the applicable Canadian securities regulatory authorities. A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada and Nunavut. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the Units. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Units, before making an investment decision.

Table of Contents

Forward-Looking Statements

Certain information regarding mCloud Technologies Corp. (hereinafter referred to as the "Company"), including management's assessment of the Company's future plans, operations, and acquisitions contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and general economic conditions, industry conditions, government regulations, currency fluctuations, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise. Forward looking information contained herein includes information related to the potential acquisition on Kanepi Group Pty Ltd. and the potential benefits of such acquisition.

The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly there can be no assurance that such expectations will be realized and or what benefits the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Certain information about comparable companies set forth in this document was obtained from free data providers and the Company has not confirmed the accuracy of such third-party disclosure and as a result such disclosure may contain unknown risks, uncertainties, and may not be current. Given the risks, uncertainties and assumptions inherent in the forward-looking statements, prospective investors should not place undue reliance on the forward-looking statements in this presentation. For further details on the forward-looking statements included in this presentation, see "Notice to Readers – Forward-Looking Information" in the amended and restated short form base shelf prospectus of the Company dated April 28, 2020 (the "Base Shelf Prospectus") available on the Company's SEDAR profile at www.sedar.com.

General Disclaimer This presentation does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein. The sole purpose of this presentation, in paper or electronic form, is strictly for information. Please consult your financial advisor before making any investment decisions.

Non-GAAP Measure Selected financial information for the three month period ended March 31, 2020 and fiscal year ended December 31, 2019 set out above includes reference to "Adjusted EBITDA", which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure. Investors should read the Company's public filings available on the Company's SEDAR profile at www.sedar.com and consult their financial advisors before making any investment decisions. In making an investment decision, investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. The securities have not been approved or disapproved by any securities commission or regulatory authority, nor have any of the foregoing authorities passed on the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. See section entitled "Risk Factors" in the Base Shelf Prospectus.

mCloud

Section 1 | Company Overview


mCloud is creating a
more efficient future.

Over 30 years of leadership experience from every corner of tech, energy, and finance



Russ McMeekin
Co-Founder, President & CEO



Costantino Lanza
Co-Founder, Chief Growth & Revenue Officer



Barry Po, Ph.D.
President, Connected Solutions & Chief Marketing Officer



Chantal Schutz, CPA, CA
Executive Vice President & Chief Financial Officer



Michael Sicuro
Co-Founder, Chief Investment Officer & Chairman



Jim Christian
Chief Product & Technology Officer



Travis Meredith
President, Canada & SE Asia



Patrick O'Neill, Ph.D.
President, USA



Using AI, we are solving the world's most challenging business problems:

Sustainability: Curbing energy waste in commercial buildings

Resiliency: Remote connectivity to drive business and keep teams safe and healthy 24/7

Productivity: 3D digital twins and mobile AR/MR to operate and maintain critical infrastructure

AssetCare™ is how we do it:



1.
2.
3.
AssetCare™

Using IoT sensors, we connect to energy assets, collecting health and performance data from them in real time.

Data is sent to AssetCare in the cloud, where we apply AI to identify new efficiencies and create opportunities to improve asset health and performance.

Through apps for the Web, mobile devices, and wearable smart glasses, AssetCare uses these insights to automatically manage assets and assist operators in the field.

Our formula:

Data + Context + AI

=

Optimal Action

=

Customer Value


mCloud
mCloud
AssetCare connects workers who operate and maintain over 50,000 assets worldwide.

C$24 Billion Serviceable Obtainable Market

	23,881,000 Targeted Connected Assets	1,916,700 Targeted Connected Workers	315,000 Targeted 3D Digital Twins
7,345,000 Serviceable Buildings in 20 Locales			
3,116,000 Restaurants[1]	9,350,000	779,000	–
4,200,000 Mid-Size Retail (incl. bank branches)[2]	12,600,000	1,050,000	–
29,000 Long-Term and Elder Care[3]	116,000	58,000	–
34,780 Serviceable Industrial Sites in 12 Locales			
1,280 Oil & Gas, LNG, and FPSO[4]	1,088,000	6,400	13,000
30,700 Wind Farms[5]	307,000	13,300	92,000
1,200 Mining Processing Facilities[6]	180,000	3,600	90,000
1,600 Pulp and Paper Facilities[7]	240,000	6,400	120,000

Obtainable Market Opportunity: C$24,001,592,000

At Serviceable Buildings	C$18,447,720,000
At Serviceable Industrial Sites	C$5,553,872,000

In annual recurring revenues, based on the average monthly fee per connection:

C$50 per Connected Building Asset
C$150 per Connected Wind Turbine
C$250 per Industrial Site Asset

Connected Worker and 3D Digital Twin pricing varies based on application

** Full primary research references in Company FY 2019 MD&A*

AssetCare at Work:
Bank of America

AI manages the health, safety, and energy efficiency of over 3,300 bank branches across the United States.

12% in improved efficiencies = C$40M per year


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Customers all around the world

BANK OF AMERICA
STARBUCKS COFFEE
CINEMARK
Sysco

TELUS
龙源电力 LONGYUAN POWER
Britwind Made in Green Britain
SUNCOR

Exelon
Husky Energy
AltaGas
DUKE ENERGY

ENERCON
Mercy
Ashley Regional MEDICAL CENTER
SoftBank Group



Using AI to create a more sustainable future

- **120M+ kWh** in energy savings annually
- **80,000+ tons** in CO_2 reductions annually
- **~18,000** passenger cars in GHG annually

* Based on greenhouse gas equivalency calculations provided by the US Environmental Protection Agency.
Source: https://www.epa.gov/energy/greenhouse-gases-equivalencies-calculator-calculations-and-references

mCloud

Section 2 | Investment Highlights

Q1 2020 Highlights

(All figures in Canadian dollars and based on figures in Company Q1 2020 MD&A)

$6.6M
Q1 2020 revenue
62% gross margin

60%
AssetCare solutions

5%
AssetCare licensing
** Consistent with lower revenue recognition in Q1*

35%
Project services

- **Added 7,584 connected assets in Q1 2020 alone compared to 12,680 for FY 2019**
- **Closed $13.3 million special warrant brokered financing in January 2020**

Financial Highlights

(All figures in Canadian dollars)

	FY 2019	Q1 2020
Revenues	**$18,340,249**	**$6,558,204**
Gross Profit	10,757,122	4,061,812
Gross Margin (%)	59%	62%
Non-GAAP Adjusted EBITDA	**$(5,763,360)**	**$(852,609)**

mCloud

Section 3 | Transaction Overview

Overview of kanepi

* All information relating to Kanepi has been provided by Kanepi and mCloud has not independently verified the accuracy of such information.

Company Overview

- kanepi is a software developer offering an application package around data analysis and monitoring of physical assets
- Headquartered in Perth, Australia with additional offices in Adelaide (Australia), Singapore, and The Hague (Netherlands)
- Development done in Singapore with other offices services- or sales-focused
- kanepi has ~35 employees and ~C$2.4M in ARR

Key Customers

Industries Served

Oil & Gas

Minerals & Mining

Geographies Served

Africa	Australia	Middle East
New Zealand	Southeast Asia	Western Europe



Transaction Rationale

1 Greater Sales Reach


Legend
mCloud Geographies Served
kanepi Geographies Served

2 Enhances mCloud's Connected Industry Segment

Connected Industry segment generates higher revenue per user

mCloud (Integrated & Midstream)	kanepi (Upstream)
AltaGas	COOPER ENERGY
Husky Energy	MODEC
SUNCOR	TULLOW
	WOODSIDE

mCloud + kanepi

3 Significant Cross-Sell Opportunities

Immediately adds customer-requested functionality to AssetCare

- mCloud has completed an extensive Proof-of-Concept ("PoC") that customers have requested after being shown a demonstration of the product.

Ability to leverage mCloud's established sales force to substantially accelerate kanepi revenue growth

- kanepi currently has a limited number of sales reps. Through the utilization of mCloud's established sales force, revenue growth is expected to increase rapidly.

4 Accelerates Connected Worker Product Roadmap

Solidifies technology for mCloud's AI, Mobile, and Connected Worker offerings – key platform features that will drive both new logo wins and increased ARPU from existing customers across all segments.









TSXV: MCLD, MCLD.DB

OTC: MCLDF

Address
550-510 Burrard St., Vancouver, B.C. Canada V6C 3A8

Email
ir@mcloudcorp.com

mcloudcorp.com